FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Announces Enhanced End-to-End Enterprise Mobility Solution with New Offline and Mobile Device Management Capabilities

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PRESS RELEASE

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Magic Announces Enhanced End-to-End Enterprise Mobility Solution with New Offline and Mobile Device Management Capabilities

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Magic empowers businesses to jump into mobility quickly, securely and cost-effectively

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Or Yehuda, Israel, October 15, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it has enhanced its enterprise mobility solution to provide businesses with an end-to-end solution that addresses all critical enterprise mobility requirements, including support for offline mode and a full Mobile Device Management (MDM) offering.

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By combining the power of its enhanced application and integration platforms, its recently introduced MDM offering and new mobile-oriented professional services, Magic’s enterprise mobility solution provides everything businesses need to deliver successful enterprise-grade business apps. This includes secure and reliable access to real-time enterprise data, seamless, natural user experiences enabled by native apps that can take full advantage of embedded device capabilities and third-party add-ons, fast time-to-market, full security at data, user, device and application levels, comprehensive management capabilities and professional services for every stage in the mobile app lifecycle.

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Mobility provides businesses with a great opportunity to increase productivity, competitiveness and innovation. Magic’s expanded and enhanced mobility solution equips businesses with a set of flexible, holistic, future-proof tools and resources that meet their current and future enterprise app development, delivery, management and professional service needs.

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“Magic’s enhanced enterprise mobility solution is evidence of our continuous efforts to advance our products to help new and existing customers take advantage of the latest technologies and respond to the latest market trends. And we’re happy to report that we are already seeing very positive traction from these new additions,” said Udi Ertel, President, Magic Software Enterprises.

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“With 30 years of experience enabling enterprises to create and integrate business applications, Magic knows what it takes for IT to deliver a wide variety of mobile app projects quickly, successfully and cost-effectively. Our experience together with our global footprint and support services gives Magic a level of credibility unmatched by other mobility vendors,” added Ertel.

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About Magic Software Enterprises

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Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

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For more information, visit www.magicsoftware.com.

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Press Contact:

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Tania Amar | VP Global Marketing

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Magic Software Enterprises

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tania@magicsoftware.com

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Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

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Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

24.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15th, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

25. 10.1 Magic Announces Enhanced End-to-End Enterprise Mobility Solution with New Offline and Mobile Device Management Capabilities

Exhibit 10.1